UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Avianca Holdings S.A. (the “Company”) is filing and furnishing this Form 6-K in order to incorporate by reference the Form 6-K of the Company filed with the Securities and Exchange Commission on August 15, 2019 (SEC Accession Number: 0001193125-19-221753) (the “Original 6-K”) into the confidential exchange offer memorandum announced by the Company on August 14, 2019 (the “Confidential Exchange Offer Memorandum”).

The Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018 of the Company and Independent Auditors’ Report on Review of Interim Financial Information, as filed under the Original 6-K, are not amended, modified or reinstated in any way.

Considering the foregoing, the Original 6-K together with this Form 6-K are hereby incorporated by reference to the Confidential Exchange Offer Memorandum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo

Name: Richard Galindo
Title: Vice President Senior General Counsel